GLOBAL corporate compliance

[redacted]

08006273

SEC
Mail Processing
Section

DEC 15 2008

Washington, DC
101

December 4, 2008

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Q Gold Resources Ltd

Re: ~~Solana Petroleum Corp.~~ (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated September 29th, 2008
2. Notice of the Meeting and Record Date
3. News Release dated October 23rd, 2008
4. Notice of the Meeting and Record Date (amended)
5. Interim Financial Statements for the period ended Sep 30, 2008
6. Management's Discussion and Analysis for the period ended Sep 30, 2008
7. CEO Certification
8. CFO Certification

PROCESSED
DEC 22 2008 E
THOMSON REUTERS

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

12/18

encl

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD UPDATES AGM RESULTS AND FOLEY DE-WATERING PROGRAM

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, September 29, 2008 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) announced that at its Annual General Meeting of Shareholders held in Calgary on September 18, 2008, all matters submitted for vote, as contained in the Management Information Circular, were passed.

Effective September 19, 2008, Henry M. Meixner announced his resignation from the Board. The Board of Directors now consists of J. Bruce Carruthers II, Eugene Chen, Mark Greasley, William F. Mudon, and Wayne G. Young.

The Corporation also announced that eight underground samples from the "Jumbo" Vein encountered at the de-watered 150' level of the Foley Gold Mine near Mine Centre, Ontario. These include two mini-bulk samples of 67 and 57 pounds respectively, which have been sent for analysis to ALS Chemex to determine gold, silver and other metals content. Assay results will be announced when received from the laboratory.

De-watering activities at the Foley Mine have been suspended awaiting the procurement and installation of new equipment as required at depth. The Company will provide an update on the de-watering program once it resumes.

Kevin Leonard, P.Geo., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines. It also has options on 4,796 exploratory acres in the Rainy River Greenstone Belt. In addition, the Corporation holds options on six historic gold and silver mines near Crown King, Arizona and two prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they

can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

GLOBAL corporate compliance

SEC Mail Processing Section

DEC 1 1 2008

Washington, DC
101

October 15, 2008

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Q- Gold Resources Ltd.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Special
DATE OF MEETING	November 26, 2008
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	747269-108
RECORD DATE FOR NOTICE	October 27, 2008
RECORD DATE FOR VOTING	October 27, 2008
BENEFICIAL OWNERSHIP DETERMINATION DATE	October 27, 2008
MATERIAL MAIL DATE	October 30, 2008

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Joan Moody"

Joan Moody
President

cc Q- Gold Resources Ltd.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ACQUIRES OPTIONS ON TWO ARIZONA COPPER PORPHYRY PROSPECTS

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, October 23, 2008 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) announced that it has acquired an option from Bronco Creek Exploration Inc. ("BCE") to purchase a 100% undivided interest in the mineral and surface rights to mining claims containing two large Arizona porphyry copper prospects.

Arizona is the United States' leading copper producing state, with production worth over $5.5 billion in 2007.

The first prospect, "Courtland East", is located in Cochise County, approximately 15 miles north of the town of Bisbee, on the east side of the historic Courtland-Gleeson mining district, which produced high-grade copper/ gold ores from replacement bodies in Paleozoic sedimentary rocks. Using a new structural model BCE believes that large portions of a dismembered porphyry copper system in the district may lie to the east/ northeast of the historic district within the land position under option to Q-Gold. This consists of 4,995 acres of Arizona State Exploration Permits and 18 unpatented U.S. Federal Lode Mining Claims.

The second copper porphyry target, "Mesa Well", lies in Graham County along a regional trend of porphyry copper mineralization that stretches from the Safford District (Freeport McMoRan) to the San Manuel District (BHP-Billiton). The Mesa Well area is strongly enriched in metals including copper and gold. This is evidenced by the presence of numerous historic mines, prospects and outcrops with copper oxide mineralization along the western flank of the Pinaleno Mountains, which adjoins the optioned property to the East. The Mesa Well porphyry target lies just south of the Klondike District, a past producer of copper, lead and zinc mineralization from skarn and replacement deposits in limestones and porphyry-like occurrences.

The Mesa Well porphyry target was developed when a significant molybdenum anomaly (a minor but profitable constituent of most copper porphyries) was recognized in water well data from the property. Further investigation revealed a Laramide-Age dike swarm (a common feature of copper porphyries) exposed nearby in the Pinaleno Mountains projecting directly toward the molybdenum anomaly, enhancing the target. Copper oxide mineralization is exposed in faults developed along the projection of the dike swarm. The optioned property at Mesa Well encompasses 4,850 acres of Arizona State Exploration Permits. Both properties contain multiple, permitted locations which are ready to drill.

To obtain a 100% undivided interest in the Properties, Q-Gold has agreed to the schedule of cash payments, common share issuances, work commitments and advance royalty payments shown below, the initial cash payments of which have already been made. BCE is also entitled to a 2.5% Net Smelter Return ("NSR") production royalty.

Pursuant to the terms of the Option Agreement, Q-Gold can earn a 100% interest in each property by spending US$ 1.5 million in work, making cash payments totaling US$ 175,000 and issuing 500,000 common shares for each property over a three year period. Once the option is exercised, the properties will be subject to annual advance royalty payments of US$ 125,000 in September 2012 and 2013, increasing to US$ 150,000 and US$ 175,000 in 2014 and 2015, respectively, and US$ 200,000 annually thereafter. The annual advance royalty payments are creditable against BCE's NSR. In addition, the Company would issue an additional 1.5 million common shares to BCE for each property after exercising the option.

The Purchase Option Agreement is subject to the approval of the TSX Venture Exchange.

The optioned properties will be combined with previously announced optioned copper properties (see press releases dated August 26 and May 27, 2008) the "Ray" and "Troy" prospects and the Pinafore Mine, in a new 100%-owned subsidiary "Mineral Creek Copper Corp.".

President and CEO, Bruce Carruthers commented, "Although the copper price has dropped in the past few months, the long-term outlook is still favorable, with older, depleting mines, Asian demand and alternative energy requirements all pointing to long-term shortages of copper."

Brian A. Beck PG, CRS, Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres, including 5 historic gold mines. It also has options on 4,796 exploratory acres in the Rainy River Greenstone Belt. In addition, the Corporation holds options on six historic gold and silver mines near Crown King, Arizona and four prospective copper porphyries and one copper / zinc prospect in Arizona.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4937

GLOBAL corporate compliance

October 27, 2008

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission

TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Q- Gold Resources Ltd.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Special
DATE OF MEETING	December 16, 2008
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	747269-108
RECORD DATE FOR NOTICE	October 27, 2008
RECORD DATE FOR VOTING	October 27, 2008
BENEFICIAL OWNERSHIP DETERMINATION DATE	October 27, 2008
MATERIAL MAIL DATE	November 19, 2008

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Joan Moody"

Joan Moody
President

cc Q- Gold Resources Ltd.

Global Corporate Compliance Inc. 850, 505 - 3rd St SW Calgary AB T2P 3E6
tel: 403.216.8455 fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

September 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008
(Unaudited - Prepared by Management)

		September 30 2008		December 31 2007
ASSETS				
Current assets				
Cash and term deposits	$	25,443	$	1,093,271
Accounts Receivable		26,022		88,104
Prepaid Expenses		9,290		12,532
Current portion of amounts receivable from directors and officers (Note 3)		80,637		87,296
		141,391		1,281,203
Property Plant and Equipment (Note 5)		129,410		81,260
	$	**270,801**	**$**	**1,362,463**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	187,089	$	130,336
Long-term liabilities				
Automotive Loan (Note 6)	$	31,471	$	-
Total Liabilities	**$**	**218,560**	**$**	**130,336**
Share capital (Issued 53,888,817 shares) (Note 7)		12,531,056		11,944,245
Contributed Surplus (Note 7)		107,374		78,874
Deficit		(12,586,190)		(10,790,992)
		52,241		1,232,127
	$	**270,801**	**$**	**1,362,463**

ON BEHALF OF THE BOARD OF DIRECTORS:

"William F. Mudon, Director"	*"J. Bruce Carruthers II, Director"*
William F. Mudon, Director	**J. Bruce Carruthers II, Director**

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
REVENUE				
Interest income	$ 981	$ 9,098	$ 21,801	$ 36,196
	981	9,098	21,801	36,196
EXPENSE				
Accounting	$ 7,954	$ 9,915	$ 37,953	$ 41,771
Amortization	11,446	8,544	32,993	15,472
Arizona Mineral exploration properties (Note 4)	184,876	-	290,752	-
Compliance agency fees	6,058	10,084	23,825	28,102
Insurance	1,021	465	13,783	15,203
Interest	480	79	636	199
Legal Fees	1,770	(1,968)	7,210	26,302
Management fees (Note 8)	30,249	46,179	95,118	145,077
Miscellaneous expenses	37	3,674	187	7,522
Office	12,159	15,374	63,309	70,949
Ontario Mineral exploration properties (Note 4)	284,760	638,034	997,426	2,283,539
Professional/ Geological services	15,620	1,969	75,620	17,204
Promotion and investor relations	4,212	20,666	44,909	86,849
Taxes	4,572	28,927	17,729	104,401
Travel	7,621	6,049	24,130	25,085
	572,834	787,992	1,725,579	2,867,675
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(571,853)	(778,894)	(1,703,778)	(2,831,479)
OTHER				
Foreign Exchange Gain (Loss)	(82,846)	11,201	(85,709)	109,460
Gain (Loss) on sale of capital assets	-	-	(5,710)	-
	(82,846)	11,201	(91,420)	109,460
NET INCOME FOR THE PERIOD	**(654,699)**	**(767,693)**	**(1,795,198)**	**(2,722,019)**
DEFICIT, BEGINNING OF PERIOD	(11,931,491)	(9,595,519)	(10,790,992)	(7,641,193)
DEFICIT, END OF PERIOD	$ (12,586,190)	$ (10,363,212)	$ (12,586,190)	$ (10,363,212)
NET INCOME (LOSS) PER SHARE	$ (0.01)	$ (0.02)	$ (0.04)	$ (0.07)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (654,699)	$ (767,694)	$ (1,795,198)	$ (2,722,019)
Adjustments for items not affecting cash				
Amortization of property, plant and equipment	11,446	8,544	32,993	15,472
Acquisition of Mineral Properties in a non-cash transaction (Note 4)	-	56,446	42,500	381,922
Unrealized foreign exchange gain	(130,057)	(49,595)	(89,592)	(74,493)
Working capital used by operating activities	**(773,309)**	**(752,300)**	**(1,809,296)**	**(2,399,119)**
Changes in non-cash operating working capital	203,049	86,488	178,831	19,404
Cash used by Operations	**(570,261)**	**(665,812)**	**(1,630,466)**	**(2,379,715)**
Investing activities				
Amounts received from related parties (Note 3)	2,234	1,418	6,659	5,710
Increase in contributed surplus	-	-	28,500	-
Purchase of property, plant and equipment (Note 5)	(23,276)	(47,625)	(81,144)	(108,892)
	(21,042)	**(46,207)**	**(45,985)**	**(103,182)**
Financing activities				
Debt Financings	-	-	37,982	-
Net Proceeds from equity financing(s) (Note 7)	571,615	10,919	570,640	1,364,348
	571,615	10,919	608,622	1,364,348
Change in cash (Decrease)	(19,687)	(701,100)	(1,067,828)	(1,118,549)
Cash, beginning of period	45,130	1,389,178	1,093,271	1,806,627
Cash, end of period	$ 25,443	$ 688,078	$ 25,443	$ 688,078

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At September 30, 2008, the Company had accumulated losses amounting to $12,586,190. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited. Q-Gold (Ontario) Ltd. was incorporated for the purpose of holding title to the Company's Mineral Properties in Ontario. Solana Petroleum Holdings Limited was originally incorporated to hold the Company's interest in international oil and gas projects, of which it does not currently have any.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2008 and 2007.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the nine month period ended September 30, 2008 were 46,614,205 (2007 – 37,405,696). Diluted weighted average shares for the nine month period ended September 30, 2008 were 72,165,221 (2007 – 67,782,360).

Stock options

The Company has adopted the recommendations of the CICA handbook section 3870 with respect to stock-based compensation and stock-based payments. The recommendation requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the income statement and the use of the fair value method for all other types of stock-based compensation plans.

Financial instruments

The Company's financial instruments at September 30, 2008 and December 31, 2007 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue recognition

Interest income is recognized as it is earned.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. Monthly principal and interest payments, which are current as of September 30, 2008, total $750 and $200 respectively. The promissory notes have an interest rate of 3% and were due on March 1, 2008. The Company subsequently extended the terms of the Promissory Notes to March 1, 2009.

4 MINERAL PROPERTIES

On January 25, 2007, the Exchange approved the Company's Option Agreement to purchase both mining and surface rights on two Freehold Mining Patents in the Kenora Mining Division of Ontario. The Patents contain the historic Manhattan Mine and are adjacent to the Company's holdings at Mine Centre. The Company paid $7,500 in cash and issued 150,000 common shares, at a deemed price of $0.20 per share, to the Optionors. The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Company if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3. The Company is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

On February 16, 2007, the Exchange approved the Company's acquisition of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). The principal assets acquired were six Crown Leases totaling 240 acres surrounded by the Company's Mine Centre holdings. Pursuant to the acquisition, the Company paid Nipigon $25,000 in cash and issued 1,000,000 common shares at $0.25 per share to Nipigon shareholders and will also pay Nipigon a series of cash production payments totaling $500,000 when gold production from the six Crown Leases reaches 50,000 ounces, in 10,000 ounce increments. The six Crown Leases are subject to an existing Net Smelter Return Royalty of 3%.

On March 21, 2007, the Exchange approved the Company's Option Agreement to purchase five mining claims adjacent to its Mine Centre holdings. The claims were optioned from a private party for $5,000 in cash and 100,000 shares at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Company stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the claims.

On June 19, 2007, the Exchange approved a series of transactions whereby the Company acquired options on 1,638 acres of patented land in the Rainy River area of Ontario, adjacent to the Company's 2,600 acres of staked claims, announced in April of 2007. The Company compensated the private landowners with cash and 102,380 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On July 19, 2007, the Company announced it had acquired an option to acquire 1,000 acres adjoining its Iron Ridge Prospect on the western shore of Bad Vermilion Lake. Under the terms of the option, the property owners received a cash payment and 75,000 common shares of the Company. The Company can exercise the option by making additional cash payments and issuing 100,000 and 125,000 common shares to the owners on the first and second anniversaries, respectively. The owners also will retained a 2% Net Smelter Return.

On July 26, 2007, the Company announced it had acquired options on an additional 3,616 acres of patented land in the Rainy River area of Ontario. The Company compensated the private landowners with cash and 214,728 common shares. The options will vest after a series of annual cash payments over the five year term, or earlier at the Company's election. The landowners also will retain a 2% Net Smelter Return.

On March 26, 2008, the Company announced that it executed a 5-year purchase option agreement to acquire six historic gold and silver mines in Crown King, Arizona. In consideration for this option, the Company made an initial cash payment of US$ 56,000 to the property owners. The Company can exercise the option anytime

during the 5-year option period by paying the owners an additional US$ 1,500,000 in cash and issuing US$ 1,500,000 in Q-Gold shares to the owners. Also, pursuant to the option agreement, while the option is in force, the property owners are entitled to receive bi-annual payments of US$ 25,000.

On August 26, 2008, the Company announced that it had completed its due diligence and executed a 5-year purchase option agreement on three Arizona base metals properties, two of which are prospective for copper/ molybdenum and one prospective for copper/ zinc. Pursuant to the terms of the purchase option agreement, the Company paid the owners a one-time cash option payment of US$ 66,000. The Company can exercise the option anytime during the 5-year option period by paying the owners an additional US$ 1,500,000 in cash and issuing US$ 1,500,000 in Q-Gold shares to the owners. Also, pursuant to the option agreement, while the option is in force, the property owners are entitled to receive bi-annual payments of US$ 25,000.

On October 23, 2008, the Company announced that it had acquired an option to acquire a 100% interest in two large porphyry copper prospects in Arizona (see Note 9).

5 PROPERTY, PLANT AND EQUIPMENT

			Sept. 30, 2008	Dec. 31 2007
	Cost $	Accumulated amortization $	Net $	Net $
Automotive	116,976	48,260	68,716	49,862
Office equipment	5,014	2,846	2,168	2,878
Computer equipment	16,070	10,259	5,811	6,551
Field Equipment	72,614	19,899	52,715	21,969
	210,674	**81,264**	**129,410**	**81,260**

6 LOANS PAYABLE

In February 2008, the Company executed a contract whereby it obtained a 36-month, interest free loan to finance the purchase of a 2008 Ford F-250 Heavy Duty truck for use in exploration and mining operations in Ontario.

7 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2007	44,787,901	11,944,245
Shares Issued during the Period	9,100,916	661,560
Less Share issue costs	-0-	<74,749>
Balance as at June 30, 2008	**53,888,817**	**12,531,056**

Pursuant to the terms of an option agreement the Company executed in 2007 (see Note 4), the Company issued 200,000 common shares on March 28, 2008 to a private party.

On August 18, 2008, the Company announced the completion of a private placement of 4,650,666 units ("Units") at a price of $0.06 per Unit and 4,250,250 flow-through units ("FT Units") at a price of $0.08 per FT Unit for gross proceeds of $619,060. Each Unit consisted of one common share of the Corporation (a "Common Share") and one-half of one common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder to purchase one additional Common Share of the Corporation at a price of $0.10 for a period of 24 months from the date of issuance. Each FT Unit consisted of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one-half of one Common Share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase one additional Common Share of the Corporation at a price of $0.12 for a period of 24 months from the date of issuance.

Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At September 30, 2008, 3,475,000 options (2007 – 3,575,000) had been granted under the following terms:

Number of Shares	Option price $	Expiry date
230,000	0.25	May 15, 2010
1,300,000	0.20	September 27, 2010
520,000	0.26	April 28, 2011
125,000	0.24	January 30, 2012
525,000	0.27	February 6, 2012
775,000	0.13	August 27, 2012

8 RELATED PARTY TRANSACTIONS

The Company has entered into compensation agreements with parties related to the Corporation.

During the nine months ending September 30, 2008, the Company paid management fees to Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer, J. Bruce Carruthers II is a director, officer and shareholder, totaling $50,429 (2007 - $54,140) and to Eric A. Gavin, Chief Financial Officer of Q-Gold, totaling $44,689 (2007 - $43,312)

Eugene Chen, Corporate Secretary and Director of the Company, is an associate of Fraser Milner Casgrain LLP, a law firm that the Company made payments to totaling $88,884 during the nine months ending September 30, 2008 (2007 – $102,643). A portion of these fees were debited to Share Issuance Costs.

9 SUBSEQUENT EVENTS

On October 23, 2008, the Company announced that it had acquired an option in two large porphyry copper prospects in Arizona. Pursuant to the terms of the Option Agreement, Q-Gold can earn a 100% interest in each property by spending US$ 1.5 million in work, making cash payments totaling US$ 175,000 and issuing 500,000 common shares for each property over a three year period. The vendor is entitled to a 2.5% Net Smelter Return ("NSR") production royalty. Once the option is exercised, the properties will be subject to annual advance royalty payments of US$ 125,000 in September 2012 and 2013, increasing to US$ 150,000 and US$ 175,000 in 2014 and 2015, respectively, and US$ 200,000 annually thereafter. The annual advance royalty payments are creditable against the vendor's NSR. In addition, the Company would issue an additional 1.5 million common shares to the vendor for each property after exercising the option. The Purchase Option Agreement is subject to the approval of the TSX Venture Exchange.

82-4987

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
DATED DECEMBER 1, 2008

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended September 30, 2008 (the "Financial Statements") of Q-Gold Resources Ltd. ("Q-Gold" or the "Company") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Company's Board of Directors prior to release. Under this Instrument, the Company is defined as a "Venture Issuer".

OVERALL PERFORMANCE

CANADA

The Company is currently conducting exploration for precious and base metals and platinum group elements (PGE's) on 32,585 acres in the historic Gold Camp at Mine Centre, Ontario. In addition to the Mine Centre properties, the Company also owns rights to an additional 4,796 acres in the Rainy River greenstone belt of Northwest Ontario (collectively referred to as the "Canadian Properties"). The Canadian Properties, which include the historical Foley and Golden Star gold mines at Mine Centre, which have remained undeveloped since the 1930's, are all located within the Archean Greenstone Belt of the Superior Province of Northwestern Ontario. Currently these properties are only in the exploration stage and the Company has not conducted any development or mining operations on them.

At the Foley Mine, the Company has made application with the Ontario Ministry of the Environment for two consecutive 30-day Permits to Take Water and a Certificate of Approval (Sewage). These permits each will allow the de-watering of the mine at a rate of up to 400,000 litres per day for a period of 30 days. Until these permits are received, pumping will be restricted to 50,000 litres per day. During the Third Quarter, mine water was pumped out to the 200 foot level, with new steel platforms and ladders installed to the 160 foot level.

At the date of this report, upon the advent of winter conditions, rehabilitation of the shaft has been suspended and the mine winterized and placed on "maintenance", with only periodic pumping of mine water recharge to maintain the water level at 200 feet. Once mining operations have been reactivated and the mine has been de-watered to the 400' level and "safe entry" declared by mining engineers, the Company plans to begin inspection and underground exploration activities on upper levels of the 2.5 kilometres of existing drifts in the mine. Production from the mine is not anticipated during the remainder of 2008.

During the quarter, a complete review of the Company's Ontario exploration prospects in both Mine Centre and Rainy River was held in conjunction with two consulting geologists and the president. A mineral inventory report was prepared and an exploration budget for the last quarter of 2008 and for the first half of 2009 was prepared and submitted to the Board of Directors for approval.

UNITED STATES

In Arizona, the Company holds options to purchase six historic gold and silver mines near Crown King and five base metals properties (collectively referred to as the "Arizona Properties"). The base metals properties

now consist of four large copper porphyry prospects in the southeast portion of the state and one volcanogenic massive sulfide (VMS) deposit in Western Arizona. During the Third Quarter, two large porphyry copper prospects located in Southeastern Arizona were optioned from Bronco Creek Exploration Inc., a Tucson-based geological consulting firm. During the quarter, over-burden on the largest prospect, "Courtland East", located in Cochise County, was drilled to 800 feet. The hole was cased and will be re-entered with a core drill for an additional 200 feet of diamond drilling to penetrate the prospective porphyry zone. Also during the Quarter, an NI 43-101 technical report was received on the Pinafore Mine, a volcanogenic massive sulfide (VMS) deposit on the flanks of the Bagdad Mine, Arizona's third largest copper mine. The Pinafore Mine, which produced 5,000 tons of copper/ zinc ore in 1944-45, is currently the subject of joint venture discussions with a third party.

RESULTS OF OPERATIONS

As the Company is currently a mineral exploration company, it did not have any revenues or profits from operations as of the date of this MD&A and does not expect to receive any income from its properties in the near future. Results from exploration activities, coupled with the prices of gold, silver, copper, zinc and other metals, will materially affect any future development plans for the Canadian or Arizona Properties.

Despite the recent sharp drop in mineral commodity prices, the Company remains optimistic about the long-term outlook for gold, silver and copper prices into 2009 and looks forward to continuing an active exploration program on its Ontario and Arizona properties through that period.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Company's eight most recently completed quarters:

	2008			2007				2006
	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.
Total Revenues	$ 981	$10,363	$10,457	$ 11,211	$ 9,098	$ 19,860	$ 7,238	$ 9,116
Income (Loss) before discontinued operations & extraordinary items	(571,853)	(515,531)	(616,395)	(274,072)	(778,895)	(1,260,557)	(792,028)	(335,449)
Income (Loss) per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)	(0.02)	(0.01)
Income (Loss) per diluted share	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)
Net Income (Loss)	(654,699)	(540,580)	(599,920)	(427,779)	(767,694)	(1,196,874)	(757,452)	(357,122)
Net Income (Loss) per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.02)
Net Income (Loss) per diluted share	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)

FINANCIAL CONDITION

For the three months ending September 30, 2008, Q-Gold reported (prior to extraordinary items) a loss of $571,853 ($0.01 per share) versus a loss of $778,895 ($0.02) in the same period of 2007. During the three months ending September 30, 2008, the Company's principal expenditures were incurred in the dewatering of the Foley Mine to the 200 foot level, the costs of which are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Canadian or Arizona Properties, the outlook for both cash

flow and profit will be negative. In the near-term, the Company will seek to obtain additional funds via equity financings to continue exploration activities on the Arizona Properties and the Foley Mine, as well as general corporate activities (see "Liquidity and Capital Resources", below).

Revenue, as reported in the table above, is derived from interest earned on the Company's cash deposited in various interest earning accounts with financial institutions in Canada.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, the Company had a working capital deficit of $45,698. The Company is currently seeking additional funds through an equity financing to eliminate this deficit.

Since the Company is a mineral exploration company without any sales to generate positive cash flow, it will need to obtain funds for future exploration and development activities on its properties via equity or debt financings. Also, the Company is actively seeking partners to jointly explore and develop the Canadian and Arizona Properties.

ADDITIONAL DISCLOSURES

For the three months ending September 30, 2008, the Company incurred expenditures totaling $284,760 (2007 - $638,034) on the Canadian Properties and $184,876 on the Arizona Properties (2007 – nil). General and Administrative Expenditures for the period totaled $103,198 (2007 - $149,958).

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 53,888,817 Common Shares were issued and outstanding and 80,296,219 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A,

As of the date of this MD&A, the Company has 3,475,000 stock options outstanding to Directors, Officers, Employees and Consultants of the Company at an option prices ranging from $0.13 to $0.27 per share, with expiry ranging from May 15, 2010 to August 27, 2012. As of the date of this MD&A, there are purchase warrants and Agent's Options outstanding, as a result of completed financings, allowing for the purchase of an additional 22,932,403 common shares of the Company, with exercise prices ranging from $0.10 to $0.35 and expiration dates from December 29, 2008 to August 14, 2010.

RELATED PARTY TRANSACTIONS

As disclosed in Note 3 to the Financial Statements, officers and a director of the Company collectively owe $80,637 to the Company as of September 30, 2008. The Promissory Notes relating to these debts were extended twelve months from their original maturity to March 1, 2009.

Pursuant to the terms of a Management Services Contract, the Company pays monthly management fees of US$ 5,500 to Hexagon Resources, Inc., a private company of which J. Bruce Carruthers II, President, Chief Executive Officer and Director of Q-Gold, is a principal shareholder of (see Note 8 to the Financial Statements).

The Company is entered into a consulting contract with Eric A. Gavin, Chief Financial Officer, whereby Mr. Gavin is paid US$ 5,233 per month (see Note 8 to the Financial Statements).

Eugene Chen, Corporate Secretary and Director of the Company, is an associate with Fraser Milner Casgrain, LLP, a firm that performs legal services to the Company (see Note 8 to the Financial Statements).

As of the date of this MD&A, there are no outstanding fees payable by the Company to any officers or directors.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Company's Mine Centre Properties are all available on SEDAR at www.sedar.com

82-4931

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources, Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Q-Gold Resources Ltd.** (the issuer) for the interim period ending **September 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **December 1, 2008**

Eric A. Gavin
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4931

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources, Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Q-Gold Resources Ltd.** (the issuer) for the interim period ending **September 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **December 1, 2008**

J. Bruce Carruthers II
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END